CSB BANCORP, INC.

EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three months ended
	March 31,
(Dollars in thousands, except per share amounts)	2013	2012
Basic Earnings Per Share
Net income	$1,362	$1,055
Weighted average common shares	2,736,060	2,734,799

Basic Earnings Per Share	$0.50	$0.39

Diluted Earnings Per Share
Net income	$1,362	$1,055
Weighted average common shares	2,736,060	2,734,799
Weighted average effect of assumed stock options	2,240	812

Total	2,738,300	2,735,611

Diluted Earnings Per Share	$0.50	$0.39